Filed by Prenetics Global Limited
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Artisan Acquisition Corp.
Commission File No.: 001-40411

Transaction Summary 1 Notes: USD/HKD FX rate of 7.78; 1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 18.7mm warrants (11.3mm SPAC public warrants, 5.9mm of sponsor warrants, 1.5mm of FPA warrants) with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights. Includes 9.98mm total Class B ordinary shares 2. Includes impact from bonus share structure with pool of bonus shares provided to non-redeeming SPAC public shareholders, FPA investors and PIPE investors 3. Includes net cash to balance sheet of $419mm post the transaction, and Prenetics balance sheet net cash of $35.4mm, the pro-forma amount of which includes a cash balance of $9.4mm as of 1Q 2021 and $26.0mm of proceeds from pre-IPO fundraising 4. Includes total 9.13mm Class B ordinary shares held by the Sponsor, 0.75mm Class B ordinary shares held by the FPA investors, and 0.1mm Class B ordinary shares held by SPAC independent directors Transaction Overview Artisan Acquisition Corp. (“Artisan”) to merge with Prenetics at an implied enterprise value of $1.25 billion Transaction values Prenetics at implied multiple of 4.6x 2022E Revenue and 4.1x 2023E Revenue 100% of Prenetics existing shareholders roll into the new entity Concurrent with the transaction, $60mm raised in the form of forward purchase agreements (“FPAs”) from Aspex and PAG, in addition to another $60mm raised in a PIPE from Lippo, Dragonstone, Xen Capital and others at $10.00 per share Proceeds to be used for strategic acquisition or investments, R&D, product roll out, geographic expansion and general corporate purposes Illustrative Pro-Form Ownership1,2 Assumes 0% redemption by SPAC Shareholders Illustrative Enterprise Value1 Illustrative Sources & Uses Assumes 0% redemption by SPAC Shareholders Share Price $10.00 Shares Outstanding (mm) 170.92 Illustrative Post-Money Equity Value $1,709 (-) Net Cash to Balance Sheet3 $455 Illustrative Enterprise Value $1,254 EV / 2022E Revenue 4.6x EV / 2023E Revenue 4.1x Sources Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Cash Available in SPAC Trust Account 339 Forward Purchase Agreement 60 PIPE 60 Total Sources $1,709 Uses Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Transaction Expenses 40 Net Cash to Balance Sheet 419 Total Uses $1,709 66.1% 21.6% 4.1% 8.1% Prenetics Shareholders SPAC Public Shareholders SPAC Sponsor (including SPAC Independent Directors) FPA and PIPE Investors (including Class B shares held by FPA investors)

Bonus Share Structure for Non-Redeeming SPAC Public Shareholders Non-redeeming SPAC public shareholders to receive a pro-rata portion of a c.3 million bonus pool of shares at closing As redemptions increase, cost basis to non-redeeming SPAC public shareholders decreases Bonus shares to be received by non-redeeming SPAC public shareholders capped at 70% redemptions1 FPA and PIPE investors to receive c.1mm bonus shares to achieve the same effective cost basis at closing2 Illustrative Redemption 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 76.4%(4) SPAC Public Non-Redeeming Shares 33.93 30.54 27.15 23.75 20.36 16.97 13.57 10.18 8.00 (+) Bonus Shares 3.00 3.00 3.00 3.00 3.00 3.00 3.00 3.00 2.36 Total Shares Issued to SPAC Public S/H 36.93 33.54 30.15 26.75 23.36 19.97 16.57 13.18 10.35 SPAC Public Non-Redeeming Shares 33.93 30.54 27.15 23.75 20.36 16.97 13.57 10.18 8.00 (x) Illustrative $10.0 Purchase Price $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 Cost of SPAC Public Non-Redeeming Shares ($mm) $339 $305 $271 $238 $204 $170 $136 $102 $80 (/) Total Shares to SPAC Public S/H 36.93 33.54 30.15 26.75 23.36 19.97 16.57 13.18 10.35 Illustrative Cost Basis ($) $9.19 $9.11 $9.00 $8.88 $8.72 $8.50 $8.19 $7.72 $7.72 Total Public to Non-Redeeming Public Shares Exchange Ratio2,3 1.09x 1.10x 1.11x 1.13x 1.15x 1.18x 1.22x 1.29x 1.29x Illustrative Implied EV / 2022E Revenue for SPAC Public S/H 4.1x 4.1x 4.0x 4.0x 3.9x 3.8x 3.7x 3.5x 3.5x Illustrative Implied EV / 2023E Revenue for SPAC Public S/H 3.6x 3.6x 3.6x 3.5x 3.4x 3.4x 3.2x 3.1x 3.1x 1. Artisan sponsor and Prenetics shareholders will forfeit 4.25m shares, with additional bonus shares from Prenetics new issuance. Bonus shares to be received by non-redeeming SPAC public shareholders capped at 70% redemptions, resulting in maximum total issuance of up to 6.76mm bonus shares to be issued (3.0m for non-redeeming public SPAC shareholders; 3.76m for FPA investors and PIPE investors) 2. FPA and PIPE investors to receive bonus shares to achieve the same effective cost basis (c.1mm shares at 0% redemption) by receiving total number of shares equal to 12.75mm shares x the exchange ratio (calculated as total shares to SPAC public shareholders / SPAC non-redeeming public shares) for $120mm of total FPA and PIPE subscriptions and $7.5mm of Class B ordinary shares held by the FPA investors 3. Anti-dilution adjustment to SPAC public warrants such that the underlying # of shares per warrant is multiplied by the exchange ratio (calculated as total shares to SPAC public shareholders / SPAC non-redeeming shares). SPAC private placement warrants do not receive the anti-dilution adjustment treatment 4. Redemption level at which Available Closing Cash Amount condition is expected to be met pursuant to Business Combination Agreement dated as of September 15, 2021 Illustrative Cost Basis to Non-Redeeming SPAC Public Shareholders US$ per share v redemption rates 2 $9.19 $7.72 $6.00 $7.00 $8.00 $9.00 $10.00 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 76.4%(4)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, objectives of management for future operations of Prenetics, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which has been filed by PubCo with the U.S. Securities and Exchange Commission (the “SEC”) and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 that has been filed by PubCo to the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.